EXHIBIT 12
H&R BLOCK
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2011	2010	2009	2008	2007
Pretax income from continuing operations	$677,025	$784,135	$839,370	$735,071	$627,261

FIXED CHARGES:
Interest expense	86,947	80,395	89,959	64,509	91,134
Interest on deposits	8,488	10,174	14,069	42,878	32,128
Interest portion of net rent expense (a)	90,692	96,541	102,685	99,871	94,978

Total fixed charges	186,127	187,110	206,713	207,258	218,240

Earnings before income taxes and fixed charges	$863,152	$971,245	$1,046,083	$942,329	$845,501

Ratio of earnings to fixed charges
Including interest on deposits	4.6	5.2	5.1	4.5	3.9
Excluding interest on deposits	4.8	5.4	5.4	5.7	4.5

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.